UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private
Issuer Pursuant to Rule
13a-16 or 15d-16 of the
Securities Exchange Act
of 1934
For the month of May 2026
Commission File
Number: 001-38283

InflaRx N.V.
(Exact name of Registrant as Specified in Its Charter)

Winzerlaer Str. 2
07745 Jena,
Germany
(+49) 3641508180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On May 6, 2026, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx Announces Advancement of Izicopan in ANCA-Associated Vasculitis and Select Renal Diseases.”

The Company today announced that it intends to develop izicopan, an oral C5a receptor (C5aR) inhibitor with potential best-in-class properties, in ANCA-associated vasculitis (AAV), a life-threatening kidney disorder. The Company is conducting Phase 2 planning for izicopan in AAV and is evaluating the feasibility of multiple development approaches, including the potential for an expedited path to the commercial market, in an effort to best address the evolving regulatory environment surrounding the currently approved comparator, avacopan.

In addition, the Company announced its goal of establishing rapid proof of concept for izicopan across a broader range of complement-mediated life-threatening kidney diseases by conducting open-label studies that are expected to begin generating clinical data next year in certain indications. These additional renal disease targets include atypical hemolytic uremic syndrome (aHUS), IgA nephropathy (IgAN) and C3 glomerulopathy (C3G), where early evidence already exists for the role of C5a/C5aR inhibition and where izicopan’s favorable clinical profile could be a significant differentiator. Toward these efforts, the Company anticipates conducting a pharmacokinetic bridging study in China this year.

A copy of the press release and a copy of the Company’s presentation are attached as Exhibit 99.1 and Exhibit 99.2, respectively. Both Exhibit 99.1 and 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this Report and may include statements regarding our intentions, beliefs, projections, outlook, analyses, current expectations and the risks, uncertainties and other factors described under the headings, “Risk factors” and “Cautionary statement regarding forward looking statements,” in our periodic filings with the U.S. Securities and Exchange Commission. These statements speak only as of the date of this Report and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated May 6, 2026.
99.2	Corporate Presentation, dated May 6, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: May 6, 2026	By:	/s/ Niels Riedemann
Name: Niels Riedemann
Title: Chief Executive Officer